UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2005

Commission File Number: 0-18939

Berkley Resources Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

#400 - 455 Granville Street Vancouver, B.C. V6C 1T1
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Berkley Resources Inc.

Date: May 31, 2005	By:	/s/ Matt Wayrynen
	Name:	Matt Wayrynen
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of No Auditor Review of Interim Financial Statements
99.2	Management's Discussion & Analysis for the quarter ended March 31, 2005
99.3	Q1-March 31, 2005 Final
99.4	Certification of Interim Filings during Transaction Period CEO
99.5	Certification of Interim Filings during Transaction Period CFO
99.6	Confirmation of Mailing for the Company's Interim Financial Statements and Management Discussion & Analysis for the period ended March 31, 2005